United States securities and exchange commission logo





                           January 13, 2021

       Robert Duggan
       Chief Executive Officer
       Summit Therapeutics Inc.
       One Broadway, 14th Floor
       Cambridge, MA 02142

                                                        Re: Summit Therapeutics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 8,
2021
                                                            File No. 333-251958

       Dear Mr. Duggan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Adam W. Finerman, Esq.